EMPLOYMENT AGREEMENT

     This Employment Agreement (the "Agreement"), effective June 1, 2004, is made and entered into by and between Koninklijke Ahold N.V. (the "Parent Company"), Ahold U.S.A., Inc. ("AUSA") and William Grize (the "Executive") and restates and modifies, in part, the existing letter agreement between the parties, dated August 31, 2001 (the "2001 Letter Agreement").

                                    AGREEMENT
                                    ---------

     In consideration of the foregoing, of the mutual promises contained herein and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parent Company, AUSA and the Executive intend to be legally bound and agree as follows:

     1.   Employment and Agreement Term.

     1.1 Agreement Term. The Parent Company will employ the Executive as a member of its Executive Board, or in such other position as may be mutually agreed upon by the parties, under the terms and conditions set forth in this Agreement for a term beginning on the date of this Agreement (the "Effective Date") and ending on April 30, 2006 (the "Term"). Should the Executive's employment terminate for any reason prior to the end of the Term (other than a termination with Cause), the Executive shall receive the compensation and benefits set forth in this Agreement as if he had remained actively employed through the end of the Term.

     1.2 Extension of Agreement. Upon the expiration of the Term, this Agreement shall terminate, except to the extent that the parties have continuing obligations under it. The Executive may, however, at his option, elect to perform an advisory or consulting role for either the Parent Company or AUSA for a period of two years following the expiration of the Term. The terms and conditions of such an advisory or consulting role shall be mutually agreed upon by the parties.

     2. Duties. During the Term, the Executive will continue to serve as the Chief Executive Officer for AUSA, with management responsibility for all of AUSA's operating and support companies, including The Stop & Shop Supermarket Company LLC, Giant Food LLC, Giant Food Stores, LLC, BI-LO, LLC, Tops Markets, LLC, and Peapod, LLC, as set forth in the 2001 Letter Agreement. The Executive will have the powers and authority normally associated with such position. In addition, the Executive will assume such other responsibilities, consistent with Executive's position, as the Parent Company may delegate to the Executive. The Executive will be employed on a full-time basis and shall devote his full employment time, efforts and energy to the performance of his duties under this Agreement.

     3. Compensation. As compensation for the Executive's services, AUSA hereby agrees to pay or cause to be paid to the Executive, and the Executive hereby agrees to accept, the following compensation:

     3.1 Base Salary. The Executive will be paid an initial base salary equal to Eight Hundred Ninety Five Thousand Dollars ($895,000.00) per annum, less applicable withholdings and deductions, payable in accordance with AUSA's payroll practices ("Base Salary"). The

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Executive's Base Salary may be adjusted on an annual basis according to the
Parent Company's normal merit process, and may be increased from time to time, with the approval of the Board.

     3.2 Bonus. Executive shall be entitled to participate in the Parent Company's incentive plan in accordance with the terms and conditions set forth in the 2001 Letter Agreement.

     3.3 Vacation. The Executive shall be entitled to vacation in accordance with the vacation pay schedule applicable to the Executive.

     3.4 Performance Share Grant. The Executive shall be entitled to participate in the Parent Company's Performance Share Grant Plan, as adopted by the general meeting of shareholders on March 3, 2004, according to the terms and conditions of that Plan.

     3.5 Stock Options. The Executive shall receive stock options according to the general remuneration policy adopted by the general meeting of shareholders on March 3, 2004.

     3.6 Employee Benefits. The Executive shall be entitled to participate in all tax-qualified retirement plans, the annual incentive program, any non-qualified deferred compensation plan, and all medical, life, dental and other welfare and fringe benefit plans established or maintained by the Parent Company or AUSA for its employees generally, subject to the terms and conditions of such plans, and all plans or programs specifically adopted for the benefit of the management employees of AUSA or members of the Board of the Parent Company, including but not limited to The Stop & Shop Supermarket Company Executive Committee Retirement Allowance Plan.

     3.7 Expense Reimbursements. The Executive will be reimbursed for all documented business and travel expenses incurred in accordance with AUSA's travel and expense policies.

     3.8 Indemnification. The Parent Company and AUSA shall indemnify and hold the Executive harmless from and against any and all losses, claims, damages, liabilities or expenses, including attorney's fees, of whatever nature, as incurred, arising out of or relating to the fact that the Executive was a board member, manager, or officer of the Parent Company or AUSA, to the greatest extent permitted by law. Notwithstanding the foregoing, no indemnification may be made to the Executive or on his behalf if a judgment or other final adjudication establishes (a) that the Executive's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (b) that the Executive personally gained in fact a financial profit or other advantage to which he was not legally entitled.

     4.   Termination.

     4.1 Notice and Compensation. Upon ninety (90) days notice, any party to this Agreement may terminate the Executive's employment. If such termination occurs prior to the end of the Term, the parties agree that the Executive will receive all compensation and benefits due and owing under this Agreement as if he had worked through the end of the Term.

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     4.2 Disability/Death. In the event of the Executive's disability or death during the Term, the Executive or his designated beneficiary shall be entitled to receive the compensation and severance benefits set forth in this Agreement as if the Executive had worked through the end of the Term.

     5.   Compensation and Benefits Upon Termination.

     5.1 Upon the expiration of the Term, provided that the Executive executes (and does not later revoke) a waiver and release agreement substantially similar to the form attached hereto as Attachment A (the "Release Agreement"), AUSA will pay or cause to be paid to the Executive the following benefits:

     (a) Base Salary and Payment Schedule. The Executive shall be paid an amount equal to twelve (12) months of the Executive's Base Salary, in a lump sum within 60 days of the expiration of the Term. No payment shall issue under this paragraph until after the expiration of the revocation period set forth in the Release Agreement. All severance benefits shall be payable to the Executive solely under this Agreement, the 2001 Letter Agreement, and the executed Release Agreement.

     (b) Bonus. The Executive shall be paid twelve (12) months bonus under the Parent Company's incentive program. Such bonus payment shall be calculated based on the average of the bonus amounts actually paid to the Executive under the Parent Company's incentive program in 2004 and 2005. Such incentive payment shall be made within 60 days of the expiration of the Term. No payment shall issue under this paragraph until after the expiration of the revocation period set forth in the Release Agreement.

     (c) Stock Options. If, upon the date of termination of the Executive's employment, the Executive holds any options with respect to stock and/or American Depository Receipts of the Parent Company, all such options will continue to vest and be exercisable for the maximum period allowable under the terms of the option plan or agreement granting such options.

     (d) Medical Benefits. Upon the expiration of the Term, the Executive will be eligible to elect individual and dependent continuation group health and dental coverage, as provided under Section 4980B(f) of the Internal Revenue Code ("COBRA"), for the maximum COBRA coverage period available, subject to all conditions and limitations (including payment of premiums and cancellation of coverage upon obtaining duplicate coverage or Medicare entitlement). If the Executive or one or more of the Executive's covered dependents elects COBRA coverage, then AUSA shall pay or cause to be paid the cost of the COBRA coverage for the twelve (12) month period following the expiration of the Term. The Executive (or dependents, as applicable) shall be responsible for paying the full cost of the COBRA coverage (including the two percentage administrative charge) after the earlier of (i) twelve months following the expiration of the Term, or (ii) eligibility for coverage under another employer's medical plan.

     5.2 Notwithstanding anything in this Agreement or the 2001 Letter Agreement to the contrary, payments and benefits under Section 5.1 shall not be made or be available if the Executive is terminated with Cause. "Cause" shall be deemed to exist if (i) the Parent Company

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or AUSA determines in good faith and following a reasonable investigation that the Executive has committed fraud, theft or embezzlement; (ii) the Executive pleads guilty or no lo contendere to or is convicted of any felony or other crime involving moral turpitude, fraud, theft, or embezzlement; or (iii) the Executive willfully fails or refuses to perform any material obligation under this Agreement or to carry out the reasonable directives of Anders Moberg, and the Executive fails to cure the same within a period of 30 days after written notice of such failure is provided to the Executive by Anders Moberg (for purposes of this subsection (iii) only, the Executive's obligation to carry out the reasonable directives of Anders Moberg is specific to Anders Moberg and does not apply to any person who may succeed Anders Moberg as Chief Executive Officer of the Parent Company). The Executive's resignation in advance of an anticipated termination for Cause shall constitute a termination for Cause.

     6. Confidential Information; Non-Competition/Non-Interference. The Executive acknowledges by signing this Agreement that (i) the principal business of the Parent Company and AUSA and its controlled group members (as determined under Section 414 of the Internal Revenue Code of 1986, as amended) (collectively, "Affiliates") is the retail grocery business (the "Present Business"); (ii) the Parent Company, AUSA, or any Affiliate constitutes one of a limited number of persons who have developed the Present Business; (iii) the Executive's work for the Parent Company, AUSA, or any Affiliate has given and will continue to give him access to the confidential affairs and proprietary information not readily available to the public; and (iv) the agreements and covenants of the Executive contained in this Section 6 are essential to the business and goodwill of the Parent Company, AUSA, or any Affiliate. Accordingly, the Executive agrees as follows:

     6.1 Upon termination of employment, the Executive will return to the Parent Company or AUSA all memoranda, notices, files, records, documents and confidential information about the Parent Company or AUSA's business, and materials and property of the Parent Company or AUSA in the Executive's possession, custody or control. The Executive will not at any time during or after the Term personally use or use for others, or divulge to others any trade secret or confidential or proprietary business information, knowledge or data of the Parent Company or AUSA disclosed to the Executive during the Executive's employment unless authorized in writing by the Board or required by law.

     6.2 For a period of twelve (12) months following the expiration of the Term (the "Restricted Period"), the Executive shall not, directly or indirectly, own, manage, operate, join or control, or participate in the ownership, management, operation or control of, or be a proprietor, director, officer, stockholder, member, partner or an employee or agent of, or a consultant to:

     (a) Carrefour Supermarche SA, Tesco PLC, J. Sainsbury PLC, Groupe Delhaize SA, Metro AG, Casino Guichard-Perrachon SA, Albertson's, Kroger, Food Lion, Harris Teeter, Hannaford Bros. Co. (including Shop 'n Save), Ingle's, Pathmark, Shop Rite, Wakefern, Publix, Safeway, Shaw's Supermarkets, Shoppers Food Warehouse, Wal-Mart, Weis Markets, Wegmans or Winn-Dixie, including any affiliates of such entities, or

     (b) any business, firm, corporation, partnership or other entity which engages in the Present Business in Europe, any state in the United States of America or in the District of Columbia in which AUSA or any Affiliate operated (including through any licensee) one or

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more retail grocery stores at any time during the two (2) year period preceding the date of termination of the Executive's employment with the Parent Company or any Affiliate (the entities set forth in subparagraphs (a) and (b) of this Section 6.2 are hereinafter collectively referred to as "Competitor").

     6.3 The Executive will not be in violation of Section 6.2 if the Executive owns, directly or indirectly, solely as an investment, securities of a Competitor which are traded on any national securities exchange or the NASDAQ if the Executive (A) is not a controlling person of, or a member of a group which controls, such entity and (B) does not, directly or indirectly, own one percent (1%) or more of any class of securities of such entity.

     6.4 During the Restricted Period, the Executive shall not, directly or indirectly, for the Executive's own account or as proprietor, stockholder, partner, director, officer, employee, agent or otherwise for or on behalf of any person, business, firm, corporation, partnership or other entity other than the Parent Company, AUSA, or any Affiliate, solicit to hire or hire any person who is an employee of the Parent Company, AUSA, or any Affiliate.

     6.5 The Executive expressly agrees that he shall not disclose the terms, or the existence, of this Agreement to anyone other than the Parent Company's executive leadership group, his legal counsel, financial advisor, and immediate family.

     6.6 Before accepting employment with any other person, organization or entity while employed by the Parent Company and during the Restricted Period, the Executive will inform such person, organization or entity of the restrictions contained in this Article.

     6.7 The parties acknowledge and agree that the restrictions of this Article have been carefully negotiated at arm's length and are believed by the parties to be reasonable and necessitated by legitimate business needs. Notwithstanding the preceding statement, if any provision set forth in this Article is determined by any competent court or tribunal to be unenforceable or invalid for any reason, the parties agree that this Article will be interpreted to extend only over the maximum period of time for which it may be enforceable, and/or over the maximum geographical area as to which it may be enforceable, and/or to the maximum extent in any and all respects as to which it may be enforceable, all as determined by such court or tribunal. The parties further agree that the Parent Company or AUSA will be entitled (without posting bond or other security) to injunctive or other equitable relief, as deemed appropriate by any such court or tribunal, to prevent a breach of the Executive's obligations set forth in this Article.

     7. Resolution of Differences Over Breaches of Agreement. The parties shall use good faith efforts to resolve any controversy or claim arising out of, or relating to this Agreement or the breach thereof. If despite their good faith efforts, the parties are unable to resolve such controversy or claim, then such controversy or claim shall be resolved by arbitration in Boston, Massachusetts, with one (1) arbitrator, in accordance with the National Rules for Resolution of Employment Disputes of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall have the discretion to award reasonable attorneys' fees, costs and expenses, including fees and costs of the arbitrator and the arbitration, to the prevailing party.

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     8. Complete Agreement. This Agreement and the 2001 Letter Agreement contain the complete agreement and understanding concerning the employment arrangement between the parties and supersede all other agreements, understandings or commitments between the parties as to such subject matter. To the extent that there may be a conflict between the Agreement and the 2001 Letter Agreement, the Agreement governs. In particular, the choice of law and arbitration provisions provided herein will supercede the applicable law and jurisdiction provisions set forth in the 2001 Letter Agreement. The parties agree that neither of them has made any representations concerning the subject matter of this Agreement except such representations as are specifically set forth herein.

     9. Executive Assignment. The Executive may not assign the Executive's rights under this Agreement without the prior written consent of the Parent Company and AUSA. This Agreement will be binding upon the Executive and the Executive's heirs and legal representatives.

     10. Employer Assignment/Change in Control. This Agreement shall bind any successor of the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation, or otherwise) in the same manner and to the same extent that the Parent Company and AUSA would be obligated if no succession had taken place. In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by this Agreement, the Parent Company and/or AUSA shall require such successor expressly and unconditionally to assume and agree to perform their obligations under this Agreement in the same manner and to the same extent that they would be required to perform if no such succession had taken place.

     11. Notices. All notices required to be given or which may be given under this Agreement must be in writing, must be either personally delivered, or delivered by first class mail (postage prepaid) or by a nationally recognized express courier. Notices will be deemed given when personally delivered, when delivered to the addressee's address (when delivered by express courier) or five
(5) days after having been deposited with the U.S. Postal Service if mailed, and addressed as follows:


If to AUSA:              If to the Parent Company:          If to the Executive:
----------               ------------------------           -------------------

Ahold U.S.A., Inc.       Koninklijke Ahold N.V.             William Grize
14101 Newbrook Dr.       Albert Heijnweg 1                  ___________, MA
Chantilly, VA 20151      Zaandam
Attn. Jim Lawler         Noord, The Netherlands
                         1507 EH
                         Attn. Anders Moberg

Either party may change the address to which such notices are to be addressed by notice thereof to the other party in the manner set forth above.

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     12.  Miscellaneous.

     12.1 The Executive agrees that any and all processes, systems, software, technology or other intellectual property created or developed by the Executive as part of the work being performed by him for the Parent Company or AUSA is "work for hire," which is owned exclusively by the Parent Company and for which the Parent Company receives all ownership rights, including the copyrights thereto. The Executive hereby assigns to the Parent Company any and all right, title and interest the Executive may have in such work.

     12.2 No waiver, modification or amendment of any provision of this Agreement will be effective, binding or enforceable unless in writing and signed by the party against which it is sought to be enforced.

     12.3 If any portion of this Agreement is held unenforceable or inoperative for any reason, such portion will not affect any other portion of this Agreement, and the remainder will be as effective as though the ineffective portion had not been contained in this Agreement.

     12.4 The validity of this Agreement and of any of the terms or provisions as well as the rights and duties of the parties hereunder will be governed by the laws of the Commonwealth of Massachusetts (excluding the conflict of laws provisions thereof).

                                      * * *

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Ahold U.S.A., Inc.

By /s/ James Lawler
  ---------------------------------------------------
  James Lawler
  Chief Human Resources Officer

Koninklijke Ahold N.V.

By: /s/ Karel Vuursteen
   --------------------------------------------------
   Karel Vuursteen

Title:  Chairman, Supervisory Board
      -----------------------------------------------


EXECUTIVE:

/s/ William Grize
-------------------
William Grize

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                                                                    ATTACHMENT A

                          WAIVER AND RELEASE AGREEMENT

In consideration for the benefits to be provided to me under the terms of the Employment Agreement by and between Koninklijke Ahold N.V. (the "Parent Company"), Ahold U.S.A., Inc. ("AUSA") and me, effective [_________, 2004] (the "Agreement"), I hereby acknowledge, understand and agree under this Waiver and Release Agreement (the "Release") to the following:

1. In consideration of the foregoing, including, without limitation, payment to me of the determined amounts under the Agreement, I unconditionally release the Parent Company and AUSA and all of its partners, affiliates, parents, predecessors, successors, assigns, officers, directors, trustees, employees, agents, administrators, representatives, attorneys, insurers or fiduciaries, past, present or future (collectively, the "Released Parties") from any and all administrative claims, actions, suits, debts, demands, damages, claims, judgments, or liabilities of any nature, including costs and attorneys' fees, whether known or unknown, including, but not limited to, all claims arising out of my employment with or separation from the Parent Company and/or AUSA and (by way of example only) any claims for bonus, severance, or other benefits apart from the benefits set forth in the Agreement; claims for breach of contract, wrongful discharge, tort claims (e.g., infliction of emotional distress, defamation, negligence, privacy, fraud, misrepresentation); claims under federal, state and local wage and hour laws and wage payment laws; claims for reimbursements; claims for commissions; or claims under the following, in each case, as amended: 1) Title VII of the Civil Rights Act of 1964 (race, color, religion, sex and national origin discrimination); 2) 42 U.S.C. Section 1981 (discrimination); 3) 29 U.S.C. Section 206(d)(1) (equal pay); 4) Executive Order 11246 (race, color, religion, sex and national origin discrimination); 5) Age Discrimination in Employment Act and Executive Order 11,141 (age discrimination); (6) the Americans with Disabilities Act of 1990 ("ADA"), 42 U.S.C. Section 12101, et seq.; 7) the Family and Medical Leave Act; 8) the Immigration Reform and Control Act; 9) Massachusetts and Virginia Fair Employment Laws (discrimination in employment); 10) the Employee Retirement Income Security Act of 1974, 29 U.S.C. Sections 1001 et seq.; 11) the Vietnam Era Veterans Readjustment Assistance Act; 12) Sections 503-504 of the Rehabilitation Act of 1973 (handicap discrimination), or any other claims under any other state, federal, local law, statute, regulation, or common law or claims at equity relating to conduct or events occurring prior to my date of separation. This release shall not extend to or include the following: (a) any rights or obligations under applicable law which cannot be waived or released pursuant to an agreement, (b) any rights or claims that arise after the Separation Date, (c) any rights I may have under the Parent Company's or Ahold USA's Director's and Officer's insurance policy or under the Parent Company's or Ahold USA's charter or by-laws, (d) any rights I may have under Section 3.9 of the Agreement, or (e) the right to enforce the Agreement. I represent and warrant that, as of the Effective Date, I have not assigned or transferred any claims of any nature that I would otherwise have against the Parent Company, AUSA, or their successors or assigns.

2. I intend this Release to be binding on my successors, and I specifically agree not to file or continue any claim in respect of matters covered by this Release. I further agree never to institute any suit, complaint, proceeding, grievance or action of any kind at law, in equity, or otherwise in any court of the United States or in any state, or in any administrative agency of the United States or any state, county or municipality, or before any other tribunal, public or private, against the Parent Company or AUSA arising from or relating to my employment with or my termination of employment and/or any other occurrences to the date of this Release, other than a claim challenging the validity of this Release under the ADEA.

3. I am further waiving my right to receive money or other relief in any action instituted by me or on my behalf by any person, entity or governmental agency. Nothing in this Release shall limit the rights of any governmental agency or your right of access to, cooperation or participation with any governmental agency, including without limitation, the United States Equal Employment Opportunity Commission. I further agree to waive my rights under any other statute or regulation, state or federal, which provides that a general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known to him must have materially affected his settlement with the debtor.

4. In further consideration of the promises made by the Released Parties in the Agreement and this Release, I specifically waive and release the Released Parties from all claims I may have as of the date I sign this Release, whether known or unknown, arising under the ADEA. I further agree that:

     (A) My waiver of rights under this Release is knowing and voluntary and in compliance with the Older Workers Benefit Protection Act of 1990 ("OWBPA");

     (B)  I understand the terms of this Release;

     (C) The consideration offered by the Parent Company and/or AUSA under the Agreement in exchange for the signing of this Release represents consideration over and above that to which I would otherwise be entitled, and that the consideration would not have been provided had I not agreed to sign this Release and do not sign this Release;

     (D) The Parent Company and/or AUSA are hereby advising me in writing to consult with an attorney prior to executing this Release;

     (E)  The Parent Company and/or AUSA are giving me a period of twenty-one
          (21) days within which to consider this Release;

     (F) Following my execution of this Release, I have seven (7) days in which to revoke this Release by written notice. An attempted revocation not actually received by the Parent Company and/or AUSA prior to the revocation deadline will not be effective;

     (G) This entire Release shall be void and of no force and effect if I choose to so revoke, and if I choose not to so revoke this Release shall then become effective and enforceable.

This Section 5 does not waive rights or claims that may arise under the ADEA after the date I sign this Release. To the extent barred by the OWBPA, the covenant not to sue contained in Section 3 does not apply to claims under the ADEA that challenge the validity of this Release.

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5.   To revoke this Release, I must send a written statement of revocation to:

                           Ahold USA, Inc.
                           Attn: Executive Vice President, Human Resources

     The revocation must be received no later than 5:00 p.m. on the seventh day following my execution of this Release. If I do not revoke, the eighth day following my acceptance will be the "effective date" of this Release.

6. I agree to cooperate fully with the Parent Company, AUSA, and other affiliates, and their legal counsel in connection with any disputes arising out of matters with which I was directly or indirectly involved while serving as an employee of the Parent Company and/or AUSA. This cooperation shall include, but shall not be limited to, meeting with, and providing information to, the Parent Company and/or AUSA and its legal counsel, maintaining the confidentiality of any past or future privileged communications with the Parent Company's or AUSA's legal counsel (outside and in-house counsel), and making myself available to testify truthfully by affidavit, in depositions, or in any other forum on behalf of the Parent Company and/or AUSA.

7. I acknowledge that I remain bound by, and reaffirm my intention to comply with, continuing obligations under any agreements between myself and the Parent Company and/or AUSA, as presently in effect, including, but not limited to, my confidentiality obligations.

                                       3
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BY SIGNING THIS RELEASE, I ACKNOWLEDGE THAT: I HAVE READ THIS RELEASE AND
UNDERSTAND ITS TERMS; I HAVE HAD THE OPPORTUNITY TO REVIEW THIS RELEASE WITH LEGAL OR OTHER PERSONAL ADVISORS OF MY OWN CHOICE; I UNDERSTAND THAT BY SIGNING THIS RELEASE I AM RELEASING THE RELEASED PARTIES OF ALL CLAIMS AGAINST THEM; I HAVE BEEN GIVEN TWENTY-ONE DAYS TO CONSIDER THE TERMS AND EFFECT OF THIS RELEASE AND I VOLUNTARILY AGREE TO ITS TERMS.

SIGNED this ___ day of _____, 200_.



-----------------------
William Grize

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